

September 6, 2022

Kevin Morris
Chief Financial Officer
Miso Robotics, Inc.
680 East Colorado Blvd, Suite 500
Pasadena, CA 91101

  Re: Miso Robotics, Inc.
       Offering Statement on Form 1-A
       Filed August 12, 2022
       File No. 024-11964

Dear Mr. Morris:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Part I, Item 4, Summary Information, page 1

1.   Please revise Part I, Item 4 of the Form 1-A to include the number of Series E shares already outstanding.

Directors, Executive Officers, and Significant Employees, page 26

2.   Please expand your biographical disclosures regarding James "Buck" Jordan, Kevin Morris and Ray Anderson to address their connection with Graze, Inc., Nommi, Inc. and any other companies for which they currently serve as officers or directors. Include a risk factor that addresses any conflicts of interest that these officers or employees have as a result of holding key positions in several companies simultaneously and indicate the average number of hours per week or month each person works or is anticipated to work. Refer to Item 10 of Form 1-A.

Compensation of Directors and Executive Officers, page 27

3.	Please provide the aggregate annual compensation of your directors as a group for your last completed fiscal year, and specify the total number of directors in the group. Refer to Form 1-A, Part II, Item 11(b).

Security Ownership of Management and Certain Security Holders, page 28

4.	Please revise the beneficial ownership table to include all directors and officers as a group. Refer to Form 1-A, Part II, Item 12(a)(1).

Exclusive Jurisdiction, page 35

5.	Please clarify your exclusive forum provision as it relates to claims under the Securities Act and Exchange Act. Article 12 of your Seventh Amended and Restated Certificate of Incorporation indicates that claims under Securities Act and the Exchange Act are carved out from your exclusive forum provision. The risk factor on page 11 indicates that the exclusive forum provision is meant to apply to all federal securities laws claims. ("We intend for this forum selection provision to also apply to claims brought under federal securities law.") On page 35, you indicate that Securities Act claims are subject to the exclusive forum provision, but Exchange Act claims are excluded from the exclusive forum clause. Please revise and clarify.

Signatures, page F-1

6.	Please update your signatures to include the signatures of a majority of the members of your board of directors.

	We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

	You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

					Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson